Exhibit 99.1

BitFuFu Announces February 2025 Bitcoin Mining and Operation Updates

SINGAPORE, March 6, 2025 - BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a global leader in Bitcoin mining and comprehensive mining services, today announced its unaudited production and mining operations updates for February 2025.

Key Highlights:

●	Bitcoin Holdings: Held 1,800 Bitcoins (“BTC”) as of February 28, 2025.

●	Bitcoin Production: Produced 219 BTC, including 58 BTC from self-mining operations and 161 BTC for cloud-mining customers.

●	Cloud Mining Platform Growth: In less than three months, registered users increased from 500,000 to over 600,000, as of February 28,2025, reflecting an accelerating growth rate.

●	Strategic Expansion:

●	Oklahoma Site: In February, BitFuFu acquired majority ownership in a 51MW Bitcoin mining facility currently operating and located in Oklahoma. The Company plans to deploy S21 series miners to the site and complete energization in March 2025. Based on average electricity cost of $0.03/kWh, current cash cost to produce one Bitcoin at the Oklahoma site with S21 XP miner is approximately $18,000 excluding depreciation.

“In February 2025, BitFuFu continued to execute on its growth strategy to acquire data center assets, upgrade mining fleet, and actively manage cloud hashrate,” said Leo Lu, Chairman and Chief Executive Officer of BitFuFu. “In addition, we added to our Bitcoin holdings which reflects our confidence in Bitcoin’s long-term performance.”

Bitcoin Holdings and Production:

●	BTC Held: 1,800 BTC as of February 28, 2024[1].

●	Self-Mining Production: 58 BTC, representing a 30% decrease from January 2025, mainly due to miner fleet relocation.

●	Cloud-Mining Production: 161 BTC, representing a 19.5% decrease from the prior month primarily due to the expiration of certain hashrate purchase orders.

Hashrate Management:

●	Total Hashrate Under Management: 20.6 EH/s as of February 28, 2025.

●	Self-Owned Hashrate: 3.1EH/s.

●	Cloud-Mining and Co-Hosting: 17.5EH/s.

[1]	Includes 703 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud-mining customers

BitFuFu Announces February 2025 Bitcoin Mining and Operations Update

●	Miner Energization:

●	The 2,000 S21 XP miners ordered in November 2024, arrived at the newly acquired Bitcoin mining facility in Oklahoma and full energization will be completed in early March.

Power and Facilities:

●	Power Under Management: 480 MW of hosting capacity, including three facilities with a total of 164 MW of secured power capacity:

●	80 MW in Ethiopia (hydropower)

●	33 MW in the U.S. (grid power)

●	51 MW in the U.S. (grid power)

●	1GW of Secured Power Capacity Target by 2026: This month, an additional 51 MW was added, bringing the total secured power capacity to 164 MW, all of which are operational, following the completion of the acquisition of majority ownership in a Bitcoin mining facility in Oklahoma, U.S.

Mining Services:

●	Cloud-Mining Growth: Registered users reached 602,009 as of February 28, 2025.

●	Mining Services: BitFuFu’s mining pool, BitFuFuPool, and proprietary miner software, BitFuFuOS, saw continued growth and expansion of client base.

Upcoming Conferences & Events:

●	On March 16-18, 2025, Leo Lu, Chairman and CEO of BitFuFu and Charley Brady, Vice President of Investor Relations, will attend the 37th Annual ROTH Conference in Dana Point, California, and conduct one-on-one meetings with investors.

●	On March 21 -22, 2025, BitFuFu will sponsor and attend FUTU Expo 2025 in Hong Kong.

BitFuFu Announces February 2025 Bitcoin Mining and Operations Update

About BitFuFu Inc.

BitFuFu Inc. is a global leader in Bitcoin mining and comprehensive mining services, providing customers with one-stop solutions including cloud-mining. BitFuFu received early investment from BITMAIN, a world-leading digital asset mining hardware manufacturer, and remains BITMAIN’s strategic partner in the Bitcoin mining and mining services space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with BITMAIN, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

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